FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of November 2009

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The GAAP financial statements included in the press release that is attached hereto are hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

B.O.S. Better Online Solutions Announces Financial Results for the Third Quarter of 2009

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Eyal Cohen —————————————— Eyal Cohen CFO

Dated: November 10, 2009

B.O.S. Better Online Solutions Announces Financial Results for the Third Quarter of 2009

RISHON LEZION, Israel, November 10, 2009 (GLOBE NEWSWIRE) – B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NasdaqCM:BOSC) a leading provider of comprehensive RFID, mobile and supply chain solutions, with operations in Israel and the United States, today reported its results for the third quarter ended September 30, 2009.

Financial highlights for the third quarter and first nine months ended September 30, 2009 (NON-GAAP):

—	Revenues for the third quarter and first nine months of 2009 amounted to $8.0 million and $25.1 million respectively, compared to $13.4 million and $41.4 million in the comparable periods in 2008.

—	EBITDA for the third quarter and first nine months of 2009 amounted to ($928,000) and ($1.6) million respectively, compared to ($110,000) and $468,000 in the comparable periods in 2008.

—	The Company’s backlog is showing signs of recovery and amounted to $9.9 million in the third quarter of 2009, compared to $8.9 million in the second quarter.

—	The Company is implementing cost reduction measures in the fourth quarter of 2009.

Revenues for the third quarter and first nine months of 2009 amounted to $8.0 million and $25.1 million respectively, compared to $13.4 million and $41.4 million respectively, in the comparable periods in 2008. The significant reduction in revenues is mainly attributed to the global economic crises.

Revenues for the third quarter of 2009 remain at a similar level to those of the second quarter of 2009, which is a sign of stability after revenues fell consecutively in the first two quarters of 2009.

The Company’s management said that it is encouraged by the growth of its backlog during the third quarter of 2009. The Company’s backlog dropped from a level of $12.1 million as of September 30, 2008 to $8.9 million as of June 30, 2009, but as of September 30, 2009, backlog increased to $9.9 million, and the trend continued in October 2009.

In the first quarter of 2009, the Company implemented cost reduction measures, which included a reduction of 19% (29 employees) of the workforce. The drop in revenues in the first nine months of 2009 was stronger than the Company anticipated. BOS is now in the process of implementing additional cost-cutting measures, including an additional reduction of 14% (17 employees) of its workforce.

“We believe that the recent sign of recovery in our backlog and the cost reduction program we are putting into place will improve our financial results going forward,” said acting CEO Yuval Viner.

Review of results on a GAAP basis:

Gross profit for the third quarter of 2009 includes an inventory write-off in the amount of $1.3 million resulting from the overall global economic conditions and its impact on the Company’s business operations. As a result, gross margin as a percentage of revenues was reduced to 5.1% in the third quarter, down from 22% in the same period last year.

Operating loss for the third quarter and for the first nine months of 2009 amounted to $2.5 million and $4.9 million respectively, compared to operating losses of $409,000 and $576,000 for the same periods in 2008, respectively. The Company’s operating loss for the first nine months of year 2009 includes an impairment of goodwill in the amount of $1.2 million.

Other expenses for the third quarter and first nine months of 2009 amounted to $59,000 and $304,000 respectively, which consisted primarily of a further impairment of the Company’s investment in New World Brands Inc. (OTC BB: NWBD.OB) in which BOS holds less than 20%.

Net loss for the third quarter and first nine months of 2009 amounted to $2.7 million and $5.8 million respectively, compared to net loss of $830,000 and $909,000 in the comparable periods in 2008, respectively.

As of September 30, 2009, cash and cash equivalents were $1.7 million and short term bank loans amounted to $12.9 million.

Following the financial results of the third quarter, the Company is not in line with its’ financial covenants with its banks, and is currently discussing with the banks waivers and a redefinition of new financial covenants. As a result, long term bank loans in the amount of $1 million as of September 30, 2009, are presented under short term bank loans.

On August 20, 2009 we announced that we closed a $2.4 million convertible loan financing with several lenders including Catalyst Private Equity Partners (Israel) II L.P., Telegraph Hill Capital Fund I, LLC, certain existing shareholders and members of its management.

“Our performance in the third quarter and first nine months of 2009 was adversely affected by the global economic slowdown. Therefore, we have accelerated the implementation of a cost reduction program, which is already resulting in improved operating efficiency,” said acting CEO Yuval Viner.

“Equally important, we are putting in place an integration plan between the supply chain and RFID & mobile divisions in order to optimize the allocation of our resources amongst our divisions. We expect this will lead to better performance for the BOS group. We are also optimistic that the growth in backlog, compared to the first two quarters of 2009 is a sign that recovery is starting,” said Avidan Zelicovsky, acting President.

Edouard Cukierman, Chairman, added: “In addition to these measures, due to our growing product portfolio and expertise in the RFID market, we are well positioned to increase revenues and improve our operating results.”

About BOS
B.O.S. Better Online Solutions Ltd. (NasdaqCM) is a leading provider of RFID, mobile and supply chain solutions to global enterprises. BOS’ proprietary BOServer, BOSaNova, RFID, mobile and supply chain offerings are being used to improve the efficiency of enterprise logistics and organizational monitoring and control systems of over 2,000 customers worldwide. With BOS solutions, companies are enhancing the automation of various aspects of their supply chain, improving asset tracking, and managing real-time business data, all crucial to improving margins in today’s competitive marketplace.

For more information, please visit: http://www.boscorporate.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations and general worldwide economic conditions; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Nine months ended September 30,		Three months ended September 30,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Revenues	$25,096	$39,347	$8,043	$13,433
Cost of revenues	20,563	30,645	7,630	10,461

Gross profit	4,533	8,702	413	2,972

Operating costs and expenses:
Research and development	497	781	136	257
Sales and marketing	6,476	7,124	2,260	2,569
General and administrative	1,284	1,373	526	555
Impairment of goodwill	1,218	-	-	-

Total operating costs and expenses	9,475	9,278	2,922	3,381

Operating loss	(4,942)	(576)	(2,509)	(409)
Financial expenses, net	(524)	(539)	(262)	(250)
Other expenses net	(304)	(245)	(59)	(245)

Loss before taxes on income	(5,770)	(1,360)	(2,830)	(904)
(Taxes on income) tax benefit	(67)	451	125	74

Net income (loss)	$(5,837)	$(909)	$(2,705)	$(830)

Basic net income (loss) per share	$(0.45)	$(0.08)	$(0.21)	$(0.07)

Diluted net income (loss) per share	$(0.45)	$(0.08)	$(0.21)	$(0.07)

Weighted average number of shares used in computing basic
net earnings per share	13,027,514	11,627,232	13,027,514	12,379,656

Weighted average number of shares used in computing
diluted net earnings per share	13,027,514	11,627,232	13,027,514	12,379,656

CONDENSED CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	September 30, 2009	December 31, 2008
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,708	$1,637
Trade receivables, net	8,356	13,314
Other accounts receivable and prepaid expenses	1,123	1,155
Inventories	10,689	10,346

Total current assets	21,876	26,452

LONG-TERM ASSETS:
Severance pay fund	657	652
Investment in other companies	579	882
Deferred charges	160	-
Deferred tax	264	452

Total long-term assets	1,660	1,986

PROPERTY, PLANT AND EQUIPMENT, NET	1,235	1,128
OTHER INTANGIBLE ASSETS, NET	2,136	2,418
GOODWILL	4,191	5,361

Total assets	$31,098	$37,345

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$12,969	$10,299
Trade payables	5,090	6,458
Employees and payroll accruals	647	843
Deferred revenues	468	826
Accrued expenses and other liabilities	2,142	3,111

Total Current Liabilities	21,316	21,537

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	-	2,256
Deferred taxes	450	541
Accrued severance pay	814	929
Convertible notes, net of current maturities	1,834	-
Other long-term liabilities	-	838

Total long-term liabilities	3,098	4,564

SHAREHOLDERS' EQUITY	6,684	11,244

Total liabilities and shareholder's equity	$31,098	$37,345

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Three months ended September 30,
	2009			2008
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP
	(Unaudited)

Revenues	$8,043	$-	$8,043	$13,433
Gross profit	413	(2)a, 1,258d	1,669	2,977

Operating costs and expenses:
Research and development	136	-	136	257
Sales and marketing	2,260	(97)a, (119)b	2,044	2,428
General and administrative	526	(54)b	472	455

Total operating costs and expenses	2,922	(270)	2,652	3,140

Operating income (loss)	(2,509)	1,526	(983)	(163)
Financial expenses, net	(262)	57e	(205)	(250)
Other income	(59)	59c	-	-

Income (loss) before taxes on income	(2,830)	1,642	(1,188)	(413)
(Taxes on income) tax benefit	125	(13)a	112	45

Net income (loss)	$(2,705)	$1,629	$(1,076)	$(368)

Basic net income per share	$(0.21)		$(0.08)	$(0.03)

Diluted net income per share	$(0.21)		$(0.08)	$(0.03)

Weighted average number of shares used in computing
basic net income per share	13,027,514		13,027,514	12,379,656

Weighted average number of shares used in computing
diluted net income per share	13,027,514		13,027,514	12,379,656

Notes to the reconciliation:
a – Amortization of intangible assets and its related tax benefit.
b – Stock based compensation.
c – Impairment related to investment in Companies.
d – Inventory write-off.
e – Amortization expenses related to convertible note.

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Nine months ended September 30,
	2009			2008
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP
	(Unaudited)

Revenues	$25,096	$-	$25,096	$41,422
Gross profit	4,533	(5)a, 1,202d	5,730	9,273

Operating costs and expenses:
Research and development	497	-	497	781
Sales and marketing	6,476	(291)a, (335)b	5,850	7,137
General and administrative	1,284	(115)b	1,169	1,065
Impairment of goodwill	1,218	(1,218)	-	-

Total operating costs and expenses	9,475	(1,959)	7,516	8,983

Operating income (loss)	(4,942)	3,156	(1,786)	290
Financial expenses, net	(524)	57e	(467)	(524)
Other income	(304)	304	-	-

Income (loss) before taxes on income	(5,770)	3,517	(2,253)	(234)
(Taxes on income) tax benefit	(67)	(20)a	(87)	356

Net income (loss)	$(5,837)	$3,497	$(2,340)	$122

Basic net income (loss) per share	$(0.45)		$(0.18)	$0.01

Diluted net income (loss) per share	$(0.45)		$(0.18)	$0.01

Weighted average number of shares used in computing basic
net income (loss) per share	13,027,514		13,027,514	11,627,232

Weighted average number of shares used in computing
diluted net income (loss) per share	13,027,514		13,027,514	11,703,529

Notes to the reconciliation:
a – Amortization of intangible assets and its related tax benefit.
b – Stock based compensation.
c – Impairment related to investment in Companies.
d – Inventory write-off.
e – Amortization expenses related to convertible note.

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED EBITDA FROM CONTINUING OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Nine months ended September 30,		Three months ended September 30,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Net loss Non-GAAP from continuing
operations	$(2,340)	$122	$(1,076)	$(368)

Non GAAP adjustment:
Financial expenses, net	467	524	205	250
Depreciation	156	178	55	53
Tax on income	87	(356)	(112)	(45)

EBITDA	$(1,630)	$468	$(928)	$(110)

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-3-954-1000
eyalc@boscom.com